UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on August 1, 2024, VCI Global Limited (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”), as amended on September 27, 2024, with Alumni Capital LP (“Alumni Capital”), a Delaware limited partnership. Pursuant to the Purchase Agreement, the Company has the right, but not the obligation to cause Alumni Capital to purchase up to $35,000,00of our ordinary shares (the “Commitment Amount”), no par value, at the Purchase Price (defined below) during the period beginning on the execution date of the Purchase Agreement and ending on the earlier of (i) the date on which Alumni Capital has purchased $$35,000,00of our common stock shares pursuant to the Purchase Agreement or (ii) June 30, 2025.

Pursuant to the Purchase Agreement, the “Purchase Price” means eighty-five percent (85%) of the lowest daily VWAP of the ordinary shares five business days prior to the Closing of a Purchase Notice. No Purchase Notice will be made without an effective registration statement and no Purchase Notice will be in an amount greater than $1,000,000 (“Purchase Notice Limitation”).

The Purchase Agreement provides that the number of our ordinary shares to be sold to Alumni Capital will not exceed the number of shares that, when aggregated together with all other shares of our ordinary shares which Alumni Capital is deemed to beneficially own, would result in Alumni Capital owning more than 4.99% of our outstanding ordinary shares (the “Beneficial Ownership Limitation”).

In consideration for Alumni Capital’s execution and performance under the Purchase Agreement, the Company issued to Alumni Capital a Share Purchase Warrant dated August 1, 2024 (the “Commitment Warrant”), to purchase up to a number of our ordinary shares equal to (i) 20% of the Commitment Amount less the aggregate Exercise Values of all previous partial exercises of the Commitment Warrant, divided by (ii) the Exercise Price on the date of exercise.

On January 13, 2025, the Company entered into an Amended Modification Agreement to the Purchase Agreement with Alumni Capital (the “Modification Agreement”) to increase the Commitment Amount to $135,000,000. In addition, the Purchase Notice Limitation shall be amended to a number of shares equal to $1,000,000 or up to the Commitment Amount if mutually agreed upon by the Company and Alumni Capital. The Purchase Price definition shall be amended to the lowest traded price for the ordinary shares for the five (5) consecutive business days immediately prior to the Closing Date with respect to the Purchase Notice multiplied by 90%. The Purchase Notice Date shall be amended to the next business day if the conditions are met after 8:00 a.m. New York time on a Business Day or at any time on a day which is not a business say, unless waived by Alumni Capital. Pursuant to the Modification Agreement, the Beneficial Ownership Limitation shall be 4.99% of the number of ordinary shares outstanding immediately prior to the issuance of Purchase Notice Securities issuable pursuant to a Purchase Notice, unless mutually waived by Company and Investor up to 9.9%. The Warrant Shares underlying the Commitment Warrant shall be amended to equal 15% of the Commitment Amount. Capitalized terms used but not defined in this Agreement will have the meaning(s) ascribed thereto in the Modification Agreement.

On January 22, 2025, we filed a prospectus supplement, dated as of January 22, 2025 (the “Prospectus Supplement”) under its registration statement on Form F-3 (File No. 333-279521), in respect of the financing with Alumni Capital LP (the “Offering”). In addition, the Company is filing, as exhibits hereto, the Modification Agreement in respect of the Offering and an opinion of counsel of Carey Olsen (BVI) L. P.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 22, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands counsel to the Company
10.1	Amended Modification Agreement between VCI Global Limited and Alumni Capital LP

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